FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2002 (March 22, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358,
33-89584, 33-90188, 33-91626, 33-94866, 333-4962, 333-6188,
333-6190, 333-6324, 333-6896, 333-7466, 333-8744, 333-9112,
333-9114, 333-9204, 333-9206, 333-9530, 333-10168, 333-10338.
333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.















Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated March
12, 2002.



























































SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	March 22, 2002			By:	/s/ Arthur M. Siskind
                                                Arthur M. Siskind
                                                Director

















































EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release by The News Corporation Limited.		6
























































EXHIBIT A


For Immediate Release              Contact: Andrew Butcher 212-852-7070


News America Incorporated Tenders For $500,000,000 Of
8 5/8% Senior Notes Due 2003
______________________

New York, NY, March 4, 2002: News America Incorporated today offered to purchase for cash any and all of its outstanding $500,000,000 aggregate principal amount of 8 5/8% Senior Notes Due 2003 (the "Notes"). The tender offer commences at 9:00 a.m. March 4, 2002 and will expire at 5:00 p.m., New York City time, on March 11, 2002, unless extended. Salomon Smith Barney and
JP Morgan are acting as dealer managers for the tender offer.

The price to be paid for each $1,000 principal amount of Notes validly tendered and accepted for purchase in the tender offer will be the price resulting from a yield to the maturity date
(February 1, 2003) equal to the sum of (i) the yield on the 4.75%
U.S. Treasury Note due January 31, 2003, as calculated by the dealer managers in accordance with standard market practice, based on the bid price for such U.S. Treasury Note at the time a noteholder agrees to tender such Notes through Salomon Smith Barney, as displayed only on Bloomberg Government Pricing Monitor Page PX3, plus (ii) 0.50% (such price being rounded to the nearest cent per $1,000 principal amount of Notes), together with accrued interest from the last regular payment of semiannual interest to (but excluding) the date of payment.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The tender offer is made only by the Letter to Noteholders dated March 4, 2002. Questions regarding the transaction should be directed to Salomon Smith Barney at (800) 558-3745.